NO ACT

PE
12-17-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005779

January 7, 2011

Received SEC
JAN 07 2011
Washington, DC 20549

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-11

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2010

Dear Ms. Weber:

This is in response to your letter dated December 17, 2010 concerning the shareholder proposal submitted to Verizon by Yehudah Rubenstein. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Yehudah Rubenstein

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2010

The proposal relates to Verizon's pay phone contracts.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(e)(2) because Verizon received it after the deadline for submitting proposals. We note in particular your representation that Verizon did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Verizon relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 17, 2010

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2011 Annual Meeting
Shareholder Proposal of Yehudah Rubenstein

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Yehudah Rubenstein (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2011 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2011 proxy materials.

I. Introduction.

On November 23, 2010, Verizon received two copies of the Proposal. One copy of the Proposal and the accompanying cover letter dated November 19, 2010 was sent by facsimile transmission to Verizon's Investor Relations department. The other copy of the Proposal was delivered to Verizon's corporate headquarters by U.S. mail in an envelope postmarked November 22, 2010. The Proposal requests that Verizon "*drastically scale back the revenue requests for Verizon Pay Phone contracts concerning coin revenue requirements*...thereby freeing up the ability and motivation for corporations, non-profit institutions and religious institutions to renew their payphone contracts with Verizon."

Verizon believes that the Proposal may be properly omitted from its 2011 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(e)(2) because the Proponent submitted the Proposal in an untimely manner;

- The Proposal may be excluded under Rule 14a-8(i)(5) because it relates to operations that account for less than 5% of Verizon's assets, earnings and sales; and

- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations.

Verizon respectfully requests confirmation from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2011 proxy materials.

II. Bases for Exclusion

A. The Proposal May be Excluded Pursuant to Rule 14a-8(e)(2) Because the Proponent Submitted It After the Rule 14a-8(e)(2) Deadline

Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Verizon released it 2010 proxy statement to shareholders on March 22, 2010. For purposes of submitting shareholder proposals for inclusion in the 2011 proxy materials, the deadline was November 22, 2010.[1] Pursuant

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[1] Rule 14a-8(e)(2) also provides that the 120 calendar day advance receipt requirement does not apply if the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Verizon's 2010 annual meeting of shareholders was held on May 6, 2010. Although Verizon has not formally scheduled the date of its 2011 Annual Meeting, Verizon can state in good faith that it will not be moved by more than 30 days from the date of the 2010 Annual Meeting. Therefore, the proper deadline for shareholder proposals was November 22, 2010, as stated in the 2010 proxy statement.

to Rule 14a-5(e) Verizon's proxy statement last year clearly disclosed this deadline on page 4, stating:

> **How do I submit a shareholder proposal for next year's annual meeting?**
>
> A shareholder may submit a proposal for inclusion in the proxy statement for the 2011 Annual Meeting of Shareholders by sending it to the Assistant Corporate Secretary at Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. We must receive the proposal no later than November 22, 2010. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with the rules of the SEC.

Verizon received the Proposal by facsimile transmission and by U.S. mail on November 23, 2010, one day after the November 22, 2010 deadline.

The Staff has made it very clear that it will strictly enforce the deadline for submission of proposals without inquiring as to the reasons for failure to meet the deadline, even in cases where the proposal is received only a few days late. See, for example, *Johnson & Johnson* (January 13, 2010) (permitting exclusion of a proposal received one day after the submission deadline); *Pro-Pharmaceuticals, Inc.* (March 18, 2009) (permitting exclusion of proposal received two days after the submission deadline); Alcoa Inc. (January 12, 2009) (permitting exclusion of a proposal that was sent via email to the company's Investor Relations Department prior to the submission deadline but not received by anyone in the company's principal executive offices until four days after the deadline); *City National Corporation* (January 17, 2008) (permitting exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *Tootsie Roll Industries, Inc.* (January 14, 2008) (permitting exclusion of a proposal when it was received on the Monday following a Saturday submission deadline); and *Smithfield Foods Inc.* (June 4, 2007) (permitting exclusion of a proposal received one day after the deadline).

Verizon has not provided the Proponent with the 14-day notice under Rule 14a-8(f)(1) because such notice is not required by that provision if the defect in a proposal cannot be cured. Both Rule 14a-8(f)(1) and Section C.6.c. of Division of Corporation Finance Staff Legal Bulletin No. 14 cite the failure of a proponent to submit a proposal by the submission deadline as an example of a defect that cannot be remedied and, therefore, is not subject to the 14-day notice requirement of Rule 14a-8(f)(1).

B. Verizon May Exclude the Proposal Pursuant to Rule 14a-8(i)(5) Because It Relates to Operations that Account for Less than 5% of the Company's Assets, Earnings and Sales, and Is Not Otherwise Significantly Related to the Company's Business

Rule 14a-8(i)(5) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Proposal relates solely to pay phones. As described in Verizon's Annual report on Form 10-K for the year ended December 31, 2009, Verizon's wireline segment has four revenue-producing lines of business. The line of business referred to as "Other" includes such services as local exchange and long distance services from former MCI mass market customers, operator services, pay phone, card services and supply sales, as well as dial around services including 10-10-987, 10-10-220, 1-800-COLLECT and prepaid cards. This entire line of business, in the aggregate, accounted for less than 1.6% of Verizon's gross revenues for 2009. The portion attributable to pay phones was only 0.085% of gross revenues for 2009 and a similar de minimis percentage of Verizon's net earnings and total assets.

Even if a proposal meets the financial criteria for exclusion under Rule 14a-8(i)(5), a company may nevertheless be unable to rely on Rule 14a-8(i)(5) to exclude a proposal if the proposal is "otherwise significantly related to the company's business." As the Commission has stated in Exchange Act Release No. 34-19135 (Oct. 14, 1982):

> Historically, the Commission staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business. ... For example, the proponent could provide information that indicates that while a particular corporate policy which involves an arguably economically insignificant portion of an issuer's business, the policy may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities.

Here, Verizon's pricing relating to pay phones does not raise significant policy issues. Accordingly, the Proposal is not significantly related to Verizon's business and is excludable under Rule 14a-8(i)(5). See, for example, *Arch Coal, Inc.* (Jan. 19, 2007); *Hewlett-Packard Co.* (Jan. 7, 2003); and *Kmart Corp.* (Mar. 11, 1994).

C. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the matter covered by the Proposal – the prices charged by Verizon for the placement of pay phones – falls squarely within the scope of Verizon's day-to-day business operations.

The amount that Verizon charges property owners who wish to maintain Verizon pay phones on their premises is clearly a matter relating to the ordinary, day-to-day operations of a telecommunications carrier. The Staff has previously agreed that similar proposals that relate to prices charged or discounts offered by a company for its products or services may be excluded under Rule 14a-8(i)(7). See, for example, *MGM MIRAGE* (March 6, 2009) (permitting exclusion of a proposal requesting that the company take certain actions regarding the marketing and pricing strategies for its Las Vegas dining offerings); *The Western Union Co.* (March 7, 2007) (permitting exclusion of a proposal requesting a report reviewing the effect of the company's remittance practices and a comparison of the company's fees, exchange rates and pricing structures with other companies in the industry on the grounds that the proposal related to the prices charged by the company); *NiSource Inc.* (February 22, 2007) (permitting exclusion of a proposal to make a program in which customers pay a surcharge to subsidize low income and hardship customers voluntary, because the proposal related to "the prices charged by the company"); *Verizon Communications Inc.* (February 16, 2006) (permitting exclusion of a proposal relating to the collection of universal service fees in telephone bills); and *Walt Disney Company* (November 15, 2005) (permitting exclusion of a proposal requesting discounts on company products and services for shareholders that owned more than 100 shares).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2011 proxy materials (1) under Rule 14a-8(e)(2) because the Proposal was not submitted on a timely basis, (2) under Rule 14a-8(i)(5) because the Proposal relates to operations that account for less than 5% of Verizon's assets, earnings and sales and (3) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations. Accordingly, Verizon respectfully requests confirmation that the Staff will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2011 proxy materials.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Yehudah Rubenstein

EXHIBIT "A"

Yehudah Rubenstein

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2010

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street
29th floor
New York, New York 10007

Re: Please Find Enclosed a Shareholder Proposal that I wish to Submit as a Shareholder of 183 Shares of Verizon Stock/My Social Security Number is *** FISMA & OMB Memorandum M-07-16 ***

Dear Assistant Corporate Secretary:

I hope this letter finds you in good health and constitution. This letter constitutes a cover letter to accompany a Shareholder's proposal. I am therefore, writing you today to submit a Shareholder Proposal concerning Verizon's Pay Phones and contracts to different kind of institutions for leasing and/or operating pay phones such as Corporate organizations, non-profit organizations and religious institutions.

My proposal is straightforward and I would like it to be incorporated in the List of Shareholder's Proposals that will be voted on by electronic or mailed proxy and in person during at Verizon's Shareholders Meeting sometime in 2011.

The text of my proposal re. Verizon Cell Phones is enclosed/attached with this cover letter.

Thank you for your professional courtesy and follow-up in including this proposal in the Shareholder Proposals that are part and parcel of the Shareholders' Meeting proposals to vote on.

Sincerely,

Yehudah Rubenstein

Enclosure: Shareholder Proposal Re. Verizon Pay Phone

SHAREHOLDER PROPOSAL TO BE SUBMITTED FOR THE VERIZON SHAREHOLDERS MEETING IN 2011

Proposals Submitted by Yehudah Rubenstein Shareholder of 183 shares of Verizon Stock Contact Number: *** FISMA & OMB Memorandum M-07-16 ***

Despite the fact that Verizon operated pay phones do not provide exemplary "Income Assets" for the company, there are significant reasons to be perplexed about Verizon's policies for pay phones in religious, non-profit and corporate institutions. Verizon's requests to these type of organizations have been that if the "coin" revenue has not surpassed a certain denomination of monies, then the organization that has the pay phone has to pay the balance of the required monies to meet the minimum revenue requirement. For example, Verizon tells an organization that the contact for a pay phone they have on the premises must create a minimum of $100 of coin revenue per month; and it has only $80 in coins. Then these organizations must make up the balance of $20.00. With this approach Staples at 22nd Street and Sixth Avenue in Manhattan refused to renew their pay phone contract, two religious institutions in Brooklyn and one psychological clinic in Manhattan as well.

This policy of setting a minimum of coin revenue was adopted only recently by Verizon. This shareholder considers it as price gouging, especially because it is a known fact that Verizon does very poorly on maintenance of their pay phones (documented by Public Service Commission of New York State).

Though pay phones may not create great revenue for Verizon, they serve ultimately as a "Safety Net" should there be explosion or damaging event in urban or rural areas. Pay phones don't require cell phone towers wireless transmission, and therefore, if a chance event as above or even worse a terrorist attack occurs, pay phones may be the last resort and be an much needed "Safety Network" in the event of any man made or God created destructive event.

My proposal is *to drastically scale back the revenue requests for Verizon Pay Phone contracts concerning coin revenue requirements*....thereby freeing up the ability and motivation for corporations, non-profit institutions and religious institutions to renew their payphone contracts with Verizon.

Yehudah Rubenstein

*** FISMA & OMB Memorandum M-07-16 ***

TRIBORO NY 112
BKLYN-QNS-STATEN ISL
22 NOV 2010 PM 3 L



(27)

Assistant Corporate Secretary
Verizon Communications, Inc,
140 West Street
29th floor
New York, N.Y. 10007

1000742141

facsimile transmittal

To: Mark Gereb Fax: 908-630-2651

From: Yehudah Rubaskir Date:

Re: Shareholder Proposal Pages:

CC:

☒ Urgent ☒ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

RECEIVED NOV 2 3 2010

RECEIVED NOV 2 2 2010

Yehudah Rubenstein

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2010

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street
29th floor
New York, New York 10007

Re: Please Find Enclosed a Shareholder Proposal that I wish to Submit as a Shareholder of 84 Shares of Verizon Stock/My Social Security Number is *** FISMA & OMB Memorandum M-07-16 ***

Dear Assistant Corporate Secretary:

I hope this letter finds you in good health and constitution. This letter constitutes a cover letter to accompany a Shareholder's proposal. I am therefore, writing you today to submit a Shareholder Proposal concerning Verizon's Pay Phones and contracts to different kind of institutions for leasing and/or operating pay phones such as Corporate organizations, non-profit organizations and religious institutions.

My proposal is straightforward and I would like it to be incorporated in the List of Shareholder's Proposals that will be voted on by electronic or mailed proxy and in person during at Verizon's Shareholders Meeting sometime in 2011.

The text of my proposal re. Verizon Cell Phones is enclosed/attached with this cover letter.

Thank you for your professional courtesy and follow-up in including this proposal in the Shareholder Proposals that are part and parcel of the Shareholders' Meeting proposals to vote on.

Sincerely,

Yehudah Rubenstein

Enclosure: Shareholder Proposal Re. Verizon Pay Phone

SHAREHOLDER PROPOSAL TO BE SUBMITTED FOR THE VERIZON SHAREHOLDERS MEETING IN 2011

Proposals Submitted by Yehudah Rubenstein Shareholder of 84 shares of Verizon Stock Contact Number: *** FISMA & OMB Memorandum M-07-16 ***

Despite the fact that Verizon operated pay phones do not provide exemplary "Income Assets" for the company, there are significant reasons to be perplexed about Verizon's policies for pay phones in religious, non-profit and corporate institutions. Verizon's requests to these type of organizations have been that if the "coin" revenue has not surpassed a certain denomination of monies, then the organization that has the pay phone has to pay the balance of the required monies to meet the minimum revenue requirement. For example, Verizon tells an organization that the contact for a pay phone they have on the premises must create a minimum of $100 of coin revenue per month; and it has only $80 in coins. Then these organizations must make up the balance of $20.00. With this approach Staples at 22nd Street and Sixth Avenue in Manhattan refused to renew their pay phone contract, two religious institutions in Brooklyn and one psychological clinic in Manhattan as well.

This policy of setting a minimum of coin revenue was adopted only recently by Verizon. This shareholder considers it as price gouging, especially because it is a known fact that Verizon does very poorly on maintenance of their pay phones (documented by Public Service Commission of New York State).

Though pay phones may not create great revenue for Verizon, they serve ultimately as a "Safety Net" should there be explosion or damaging event in urban or rural areas. Pay phones don't require cell phone towers wireless transmission, and therefore, if a chance event as above or even worse a terrorist attack occurs, pay phones may be the last resort and be an much needed "Safety Network" in the event of any man made or God created destructive event.

My proposal is *to drastically scale back the revenue requests for Verizon Pay Phone contracts concerning coin revenue requirements*....thereby freeing up the ability and motivation for corporations, non-profit institutions and religious institutions to renew their payphone contracts with Verizon.